

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

May 24, 2010

Bryce Blair
Chief Executive Officer
Avalonbay Communities, Inc.
Ballston Tower
671 N. Glebe Rd, Suite 800
Arlington, Virginia 22203

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed March 31, 2010**
> **File No. 001-12672**

Dear Mr. Blair:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Management's Discussion and Analysis

Off Balance Sheet Arrangements, page 53

1.   Please show us how you will expand your disclosure in future filings to clarify the business purpose of Fund I and Fund II. In addition clarify what the consequences would be to the company if the Funds were unable to meet their obligations under the mortgage loans secured by real estate. We note that the

disclosure has addressed commitments or guarantees related to the Funds, however please clarify how the company has assessed the likelihood that it would voluntarily support the Funds in light of the adverse consequences to the company if it did not. Finally, please clarify how these Funds have been evaluated under FASB ASC 810-10.

Financial Statements and Notes

Consolidated Statements of Operations and Other Comprehensive Income, page F-4

2. We note that you have included dividends per share on the face of your Statements of Income versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in FASB ASC 260-10-45-5.

Note 1 – Organization and Basis of Presentation, page F-8

Abandoned Pursuit Costs and Impairment of Long-Lived Assets, page F-13

3. We note the company recognized an impairment charge of $20,302 due to the impairment of two land parcels. We note the company used third party pricing estimates in determining the value of the land, which included significant other unobservable inputs. Please show us the disclosure you will include in future filings to describe the significant unobservable inputs that were used in determining the value of the land.

4. We also note that you value land using a discounted cash flow analysis. Please show us the disclosure you will include in future filings describing the assumptions used in determining the value of the land using this method.

Proxy Statement on Schedule 14A

Objectives of the Executive Compensation Program, page 14

5. We note that you have not included a discussion of compensation policies and practices as they relate to risk management in response to Item 402(s) of Regulation S-K. Please tell us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

6. We note your disclosure on page 17 that the Company uses the services of FPL Associates to provide it with advice, competitive pay practices and data, and other review services. Please tell us whether FPL Associates has provided you with services other than recommendations on the amount or form of executive and director compensation. If FPL Associates has provided such additional services,

please confirm that the aggregate fees paid to the consultant were not in excess of $120,000. See Item 407(e)(3)(iii) of Regulation S-K.

Individual Goals, page 20

7.   We note that you have described the individual performance goals for each NEO. Supplementally, please tell us the extent to which these individual performance goals were met for each individual NEOs. Also please provide similar disclosure in future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Turk, Attorney at (202) 551-3657, Tom Kluck, Legal Branch Chief at (202) 551-3233, Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3498 with any other questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant